SCHNEIDER WEINBERGER & BEILLY LLP

2200 Corporate Boulevard, N.W., Suite 210

Boca Raton, Florida 33431

(561) 362-9595

(561) 362-9612 FAX

‘CORRESP’

May 11, 2007

United States

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director

Gregory S. Belliston, Division of Corporation Finance

Re:	Sunwin International Neutraceuticals, Inc. (the “Company”)

Registration Statement on Form SB-2

Filed April 27, 2007

File No. 333-142419

Ladies and Gentlemen:

Reference is made to the staff’s correspondence of April 30, 2007. On behalf of the Company, we have the following responses to the staff’s comments.

1.            All comments for the ongoing review of your Form 10-KSB for the fiscal year ended April 30, 2006 will need to be fully resolved before we act on a request for acceleration of the effectiveness of this registration statement.

RESPONSE: On May 9, 2007, the Company received correspondence from Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant, stating that the staff’s review of the Form 10-KSB for the fiscal year ended April 30, 2006 had been completed and that the staff had no further comments. As the Company’s response to the staff’s initial letter of comment dated February 23, 2007 on such 10-KSB did not require any revisions or amendments to the Company’s previously issued financial statements, the financial statements for the year ended April 30, 2006 which are included in the above captioned registration statement likewise do not require any revisions or amendments.

2.            We note your statement on page 71 that Peter Fulton is an affiliate of Skyebanc, Inc., a registered broker-dealer. Please state the following in your filing:

•	the selling security holder purchased in the ordinary course of business; and

Securities and Exchange Commission

May 11, 2007

•	at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

If you are not able to make these statements in the prospectus, the prospectus must state that the selling security holder is an underwriter. Please revise the prospectus as appropriate.

RESPONSE: As indicated in Footnote 16 to the Selling Security Holders table appearing on page 69 of the registration statement as it pertains to Mr. Peter Fulton, the shares being registered underlie warrants to purchase 14,440 common shares that were transferred to Mr. Fulton, an employee of Skyebanc, Inc., by Skyebanc, Inc. which had received the warrants as partial compensation for its placement agent services in connection with the 2007 Unit Offering described in Selling Security Holders beginning on page 63 of the registration statement. The warrants were not purchased as such by either Skyebanc, Inc. or Mr. Fulton as part of the 2007 Unit Offering or any other financing, but were received solely as compensation for placement agent services. It is our understanding that the staff does not deem either Skyebanc, Inc. or Mr. Fulton as an underwriter in circumstances such as these, and therefore, the Company does not believe that it is appropriate to add the disclosure that Mr. Fulton is an underwriter. In addition, we believe that the second to the last paragraph appearing above the chart on page 71 of the registration statement provides the disclosure which corresponds with the staff’s comment as set forth in the second bullet point of the comment. Please let us know whether this explanation satisfies the staff’s requirements in this regard.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your considerations and courtesies in this matter.

Sincerely yours,

/s/ James M. Schneider

JMS:sjm

Cc:	Ms. Dongdong Lin

Sunwin International Neutraceuticals, Inc.